

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2025

Dennis Secor
Interim Chief Financial Officer
Guess?, Inc.
Strada Regina 44
Bioggio, Switzerland CH-6934

      Re: Guess?, Inc.
           Form 10-K for the Fiscal Year Ended February 3, 2024
           Filed April 1, 2024
           Form 10-Q for the Fiscal Quarter Ended November 2, 2024
           Filed December 6, 2024
           File No. 001-11893

Dear Dennis Secor:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Manufacturing